BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02015091

BAA

11 January 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02 FEB 12 AM 8:45

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Marcela Zeman**
Head of Investor Relations

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 171 932 6736

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 January 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargo 07.00 hours Friday 11 January, 2002

BAA PASSENGER TRAFFIC FIGURES FOR DECEMBER 2001

BAA's seven UK airports handled 8.2 million passengers in December, a drop of 6.4% on December 2000. Whilst this represents continued progress on the results of October (-12.0%) and November (-10.6%), much of December's improvement can be attributed to very strong Christmas holiday traffic, where in the 7 days ending December 31st, passenger numbers were similar to last year.

In December the North Atlantic and other long haul markets showed the strongest recovery from the post September 11th fall. North Atlantic traffic was down by 13.0% in December, while other long haul traffic fell by 6.0%.

European charter traffic was virtually unchanged on last year with a drop of 0.4% in December, while European scheduled traffic dipped by 6.3%.

Among individual airports Stansted +6.3%, Edinburgh +8.8% and Glasgow +5.8%, continued the pattern of growth they have experienced throughout the year. Declines at Heathrow improved from a drop of 13.8% in November to a fall of 6.8% in December, while Gatwick also improved, falling 16.4%, compared to a decline of 19.8% in November.

2001 against 2000 (1st January to 31st December)

Passenger traffic at BAA's 7 UK airports for the twelve months of 2001 (1st January to 31 December) reached 121.9 million, a decline of 1.6% against 2000.

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

Stansted (+15.2%) was the fastest growing airport in the group for 2001 with 13.7 million passengers, followed by Edinburgh (+9.9%) which passed the 6 million passenger milestone, Glasgow (+4.7%) with 7.2 million passengers, Aberdeen (+3.3%) and Southampton (+0.2%). 60.4 million passengers passed through Heathrow in the 2001 calendar year and 31.1 million through Gatwick. These airports were most significantly impacted by the effects of September 11, with declines of 6.0% at Heathrow and 2.6% at Gatwick but are beginning to show signs of gradual recovery.

The most buoyant market sectors in 2001 were domestic and European charter recording rises of 2.3% and 1.5% respectively. North Atlantic and other long haul markets recorded decreases of 10.9% and 2.2% respectively, whilst European scheduled traffic (0.0%) and Irish traffic (-0.1%) remained flat.

Air transport movements fell 4.6% in December and cargo tonnage was also down by 12.1%.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Marcela Zeman, BAA plc**
Tel: +44 (0) 20 7932 6692

BAA Traffic Summary : December 2001

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-01 to Dec-01	% Change	Calendar Year 2001	% Change
Heathrow	4,432.1	-6.8	46,307.2	-7.7	60,431.9	-6.0
Gatwick	1,720.8	-16.4	24,859.8	-4.0	31,098.4	-2.6
Stansted	921.2	6.3	11,093.6	14.3	13,650.2	15.2
London Area Total	**7,074.1**	**-7.9**	**82,260.7**	-4.1	**105,180.6**	**-2.7**
Southampton	55.3	-9.0	674.5	-1.4	857.3	0.2
Glasgow	447.5	5.8	5,924.4	5.0	7,249.4	4.7
Edinburgh	433.9	8.8	4,793.7	10.0	6,039.3	9.9
Aberdeen	181.0	-5.9	2,000.8	2.5	2,562.8	3.3
Scottish Total	**1,062.3**	**4.8**	**12,719.0**	6.4	**15,851.5**	**6.4**
BAA Total	**8,191.7**	**-6.4**	**95,654.1**	-2.8	**121,889.4**	**-1.6**

Air Transport Movements	Month	% Change	Fin year to date: Apr-01 to Dec-01	% Change	Calendar Year 2001	% Change
Heathrow	35,275	-2.3	345,727	-0.5	457,644	-0.4
Gatwick	15,430	-16.0	189,195	-3.4	245,233	-2.9
Stansted	9,927	-8.4	118,469	4.5	152,531	4.1
London Area Total	**60,632**	**-7.2**	**653,391**	-0.5	**855,408**	**-0.4**
Southampton	2,049	3.4	21,865	1.0	28,357	1.8
Glasgow	6,244	0.7	71,628	4.4	92,480	4.2
Edinburgh	7,335	8.7	76,575	14.7	99,144	12.8
Aberdeen	6,563	0.7	66,495	6.4	86,422	6.6
Scottish Total	**20,142**	**3.5**	**214,698**	8.5	**278,046**	**7.9**
BAA Total	**82,823**	**-4.6**	**889,954**	1.6	**1,161,811**	**1.5**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-01 to Dec-01	% Change	Calendar Year 2001	% Change
Heathrow	94,894	-9.2	879,991	-11.1	1,180,286	-9.7
Gatwick	20,094	-24.7	204,734	-15.4	280,066	-12.4
Stansted	12,930	-6.9	124,904	-3.2	167,368	-0.8
London Area Total	**127,918**	**-11.8**	**1,209,629**	**-11.2**	**1,627,720**	**-9.3**
Southampton	26	-27.8	251	21.3	343	32.9
Glasgow	246	-53.4	4,712	-34.3	6,207	-29.6
Edinburgh	1,036	-25.0	11,910	-12.3	16,186	-10.5
Aberdeen	303	-11.7	3,242	-6.0	4,946	9.3
Scottish Total	**1,585**	**-29.6**	**19,864**	-17.9	**27,339**	**-13.0**
BAA Total	**129,529**	**-12.1**	**1,229,743**	-11.3	**1,655,401**	**-9.4**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: December 2001

Market	*BAA Total Dec-00 (000s)*	*BAA Total Dec-01 (000s)*	*% Change*
Domestic	1,729	1,616	-6.5
Eire	416	440	5.8
European Scheduled	3,173	2,973	-6.3
European Charter*	517	515	-0.4
North Atlantic	1,386	1,205	-13.0
Other Long Haul	1,534	1,442	-6.0
Total	**8,755**	**8,192**	**-6.4**

Market Comparison: Calendar Year 2001

Market	*BAA Total Jan-Dec 2000 (000s)*	*BAA Total Jan-Dec 2001 (000s)*	*% Change*
Domestic	21,595	22,084	2.3
Eire	5,982	5,976	-0.1
European Scheduled	44,670	44,677	0.0
European Charter*	13,037	13,235	1.5
North Atlantic	20,149	17,953	-10.9
Other Long Haul	18,375	17,964	-2.2
Total	**123,808**	**121,889**	**-1.6**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary